EXHIBIT 21.1
BWX TECHNOLOGIES, INC.
SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT
YEAR ENDED DECEMBER 31, 2019

NAME OF COMPANY	JURISDICTION OF ORGANIZATION	PERCENTAGE OF OWNERSHIP INTEREST
BWXT Investment Company	Delaware	100
BWXT Canada Ltd.	Canada	100
BWXT Government Group, Inc.	Delaware	100
BWXT Nuclear Operations Group, Inc.	Delaware	100
BWXT Nuclear Energy, Inc.	Delaware	100
Nuclear Fuel Services, Inc.	Delaware	100
BWXT Modular Reactors, LLC	Delaware	100
BWXT mPower, Inc.	Delaware	100
BWXT Nuclear Energy Canada Inc.	Canada	100
BWXT ITG Canada, Inc.	Canada	100
BWXT Advanced Technologies LLC	Delaware	100
The subsidiaries omitted from the foregoing list, considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.